

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 23, 2007

Mr. John Swallow
Chief Executive Officer
Timberline Resources Corporation
1100 East Lakeshore Drive, Suite 301
Coeur d'Alene, Idaho 83814

> **Re:** **Timberline Resources Corporation**
> **Item 4.02 Form 8-K**
> **Filed January 18, 2007**
> **File No. 0-51549**

Dear Mr. Swallow:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.02 Form 8-K filed January 18, 2007

1.   We note that you intend to file restated financial statements. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

2.   We note from your filing that you intend to correct "certain mathematical errors in the financial statements" for the quarter ending June 30, 2006 and that "principal accounting errors reflected in such financial statements" were due to "a material misstatement (understatement) of the three month (but not the

cumulative nine month) consolidated net loss for the quarter ending June 30, 2006" and a "corresponding misstatement" in your pro forma statement of operations. Explain to us more clearly the nature and cause of the errors. Confirm that you will provide similar disclosure in the amended filing.

3.   We note the disclosure indicating that you have concluded that "that the factors that resulted in the restatements were caused by a lack of consistent authoritative guidance and not a failure to detect and assess the issues and collect relevant data." Please explain to us the nature of the consistent authoritative guidance that was lacking and how the lack of this guidance resulted in the restatements.

4.   Clarify for us whether your certifying officers have reconsidered the effectiveness of your disclosure controls and procedures as of the end of the period covered by your Form 10-QSB for the quarter ended June 30, 2006 in light of the errors you have disclosed and indicate the results of that reconsideration. Please confirm that you will provide like disclosure in the filing you have indicated that you will amend. Additionally, tell us what effect the error had on the evaluation of disclosure controls and procedures as of your fiscal year ended September 30, 2006.

Closing Comments

        Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant